Articles of Association
(Tonghua Linyuan Grape Planting Co, Ltd.)

Chapter 1 General Provisions
1.
These Articles of Association are formulated according to the Law of the PRC on Foreign-Capital Enterprises for Tonghua Linyuan Grape Planting Co. Ltd., which is a new business venture invested by China Ginseng Holdings, Inc. in China.

2.	The name of the investor: China Ginseng Holdings, Inc.
The domicile of the Company is: Nevada, US.
3.	The name of the Company is:
通化霖园葡萄种植有限公司(Chinese)
Tonghua Linyuan Grape Planting Co. Ltd. (English)
The domicile of the Company is: Qingshi Town, Ji'an City
4.	The foreign-capital enterprise is a limited company.
5.
The legal representative of the Company is Chinese. The Company shall be governed and protected by China Laws. All of its behavior shall abide by China Laws and regulations and shall protect the legitimate interests and rights of the community.

Chapter 2  Purposes and Business Scope of Business
6. The purpose of the Company is to strengthen core competency by adopting advanced technologies and scientific management measures. It shall satisfy its shareholders with a reasonable rate of return on their investment.
7.	The company is in the business of growing grapes; manufacturing, distribution and marketing of grape wine with genseng juice.
8.	The Company processes 1,500,000kg of grapes annually.
9.	20% of the products will be sold to overseas, and the rest will be distributed by the company

Chapter 3  Total Investment and Registered Capital
10.
The total investment was RMB 17,000,000, including an investment of RMB 5 million on expanding planting area and RMB 12 million on infrastructure construction, equipments and marketing.  All the investment will be completed in 2 years.

11.	The registered capital of the Company is RMB 10,330,000
12.	Investment period: Merge capital $1,000,000. Within 3 months of merge and acquisition pay Qiu Ping, Yu Huiru $950,000 and $50,000 respectively.
13.	Any increase of the registered capital, transfer or other disposition has to be approved by the board of directors and registered with the governing authority.
14.	Normally, the Company may not reduce its registered capital while business is operating unless reductions in total investment or production scale occur.

Chapter 4  Management Structure
15.	Board of Directors will be comprised of 5 directors, appointed by investors. Board of directors will elect one director as the legal representative.
16.	The Company exists without Board of Directors. The Company’s Executive Director is also its legal representative.
The Executive Director shall:
a.	confirm the Company’s plans of manufacture and business.
b.	confirm annual financial reports, budget of income and final accounts.
c.	confirm the Company’s important regulations.
d.	decide to set up branches.
e.	amend these Articles of Association according to foreign investors’ decisions.
f.	make decisions on the Company’s stop of production, shutdown, or merge with others.
g.	appoint and dismiss senior staff, such as general managers, vice-general managers, accountants, and auditors.
h.	Control liquidations as the Company is terminated and expired.
17.	In case of the Executive Director is unable to perform his/her duties, in stead, a delegate shall be entrusted.

18.	All resolutions adopted by the Company must be signed by the Executive Director.

Chapter 5 Management Team
19.	The Company comprises several supervisory departments: the General Office, Financial Department, Production and Technique Department, and Sales Department.
20.	The Company consists of three Managers including a General Manager and two or three Vice-General Managers. Managers shall be elected by shareholders.
21.
The General Manager of the Company shall be in charge of the production, operation and management of the Company and the Vice-General Manager shall assist the General Manager. Moreover, the Vice-General Manager shall function as a General Manager while the General Manager is out.

22.	Managers serve a term of three years. A manager may be re-elected to serve for consecutive terms.
23.	General Manager and Vice-General Manager may not hold the same positions in other economic co-operations and may not join any competition between the Company and economic co-operations.
24.	The executive management’s salary and appointments will be approved by board of directors.

Chapter 6  Financial and Accounting System
25.	The Company shall establish a financial and accounting system in accordance with the law, administrative rules and regulations of People’s Republic of China.
26.	The Company’s fiscal year commences from 1st January to 31st December.
27.	All warrants, account books and financial reports shall be prepared in Chinese.
28.
The Company’s annual financial statements shall be scheduled in accordance with relevant regulations of Treasury and Taxation Department of China. The amounts which are expressed in foreign currency need to be translated into the RMB ones. However, the State Administration of Foreign Exchange of the PRC shall release the exchange rates of the day. The Company shall employ some Chinese registered accountants to carry out the audit of its financial statements, the verification of its net assets.

29.	The Company will open a RMB bank account and a foreign currency bank account approved by the People’s Bank.
30.	The Company shall adopt the internationally used accrual basis and debit and credit accounting system in its work.
31.	The accounting books of the Company shall include the following contents:

a.	all amount of income and payment and payment in cash of the Company;
b.	situations concerning sale and purchasing the materials of the Company;
c.	situations concerning registered capital and debt of the Company;
d.	situations concerning and assignment of the registered capital.
32.	Foreign investors have right to invite an auditor to undertake annual financial check and examination at his own expense.
33.	The Company shall deliver annual Balance Sheets and Profit and Loss Accounts to the Treasury and Taxation Department.
34.	All matters concerning foreign exchange shall be handled in accordance with the “Provisional Regulations for Exchange Control of the PRC” and other pertaining regulations.
35.	The Company shall keep an account book itself in order for independent checks and intendances carried out by Treasury and Taxation Department.

Chapter 7 Profit Sharing
36.	Company will put aside a reserve from after tax net profit for employee bonus, benefit and business development. The percentage and usage will be determined by the board of directors.

37.	If there is a loss from last fiscal year, before the loss was offset, can not distribute the profit.
38.	The profit distributed to the investors can be wired to overseas according to the wire transfer rules and regulations.

Chapter 7  The Labor Union Organization
39.	Matters such as employment，dismissal, reward, welfare, labor insurance of the staff and workers shall be handled according to the “Laws and Regulations of the PRC on Labor Management”.
40.	The employed staff and workers might be recommended by local Labor Union.
41.	The Company reserves the right to give employees warnings, rewards and punishment based on the Company’s policy
42.
The Company will sign the employment contract with each employee, it specifies the terms, wages, benefits, rewards, punishments, labor protection and labor insurance according to the Labor Law of People’s Republic of China

43.	The staff and workers of Company have the right to establish Labor Union Organization and carry out activities in accordance with the stipulation of the “Labor Union Law of the PRC”.

Chapter 9 Insurance
44.	Company’s insurance will be insured through the registered insurance company in China, the type of insurance, insured amount and terms will be complied with the rules of the insurance company.

Chapter 10 Business Terms, Dissolution and Liquidation
45.	The Company’s business term is 10 years that starts from the date of issuance.
46.	If there is a need to extend the business term, the Company may ask executive directors for the extension.
47.
The Company shall be dissolved and liquidated according to law in each of the following cases: expiration of its period for doing business; the adoption of a resolution of dissolution by the shareholders' general meeting; dissolution due to merger or division; natural disasters, wars and so on; bankruptcy; and when it is closed down according to law due to its violation of law or administrative rules and regulations.

48.
A liquidation committee shall be formed by the Company’s incorporator, representative creditors and senior mangers, and the employed Chinese Registered Accountant and lawyers. The fees shall be paid with priority from the Company’s existent property.

49.
A liquidation committee shall exercise the following functions and powers: to notify creditors by notice or announcement; to check up on the Company's assets, and to separately formulate a balance sheet and a detailed inventory of assets; to clear up claims and debts; to dispose of the Company's remaining property, after paying off all Company debts; and to participate in civil lawsuits on behalf of the Company.

50.	After the completion of the liquidation, the Company shall log out with the Commercial and Industrial Administration.

Chapter 11  Supplementary Provisions
51.	The Company shall amend/modify these Articles of Association if the shareholders' general meeting decides to do so.
52.	These Articles of Association are written in Chinese and English. Both two versions have the same legal validity, the Chinese one be prevailing.
53.	These Articles of Association shall get into effect only if the authority approves officially and formally.
54.	These Articles of Association shall be signed by authority representatives in Changchun China on August 18, 2007.